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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ---------------------------

                                 SCHEDULE TO/A

                                 (RULE 14d-100)

       Tender Offer Statement Pursuant to Section 14(D)(1) or 13(E)(1) of
                      the Securities Exchange Act of 1934

                                Amendment No. 3

                              CHEMFAB CORPORATION
                           (Name of Subject Company)

                             PPLC ACQUISITION CORP.
                                 NORTON COMPANY
                           COMPAGNIE DE SAINT-GOBAIN
                                   (Offerors)

                    Common Stock, Par Value, $0.10 per Share
                         (Title of Class of Securities)

                          ---------------------------

                                   16361L102
                     (Cusip Number of Class of Securities)

                              John R. Mesher, Esq.
                            Saint-Gobain Corporation
                             750 E. Swedesford Road
                             Valley Forge, PA 19482
                           Telephone: (610) 341-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                             Carole Schiffman, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

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|_|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
      |X|   third-party tender offer subject to Rule 14d-1.
      |_|   issuer tender offer subject to Rule 13e-4.
      |_|   going-private transaction subject to Rule 13e-3.
      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

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                                 AMENDMENT NO. 3


      This Amendment No. 3 to the Tender Offer Statement on Schedule TO, amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 2, 2000 and amended by Amendment No. 1 filed on August 17, 2000 and Amendment No. 2 filed on August 24, 2000 (as amended, the "Schedule TO") by PPLC Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Norton Company, a Massachusetts corporation and an indirect wholly owned subsidiary of Saint-Gobain, a French corporation, relating the offer to purchase all of the outstanding shares of common stock, $0.10 par value per share (the "Shares") of Chemfab Corporation, a Delaware corporation (the "Company"), at a price of $18.25 per Share, net to the seller in cash, upon the terms and conditions set forth in the offer to purchase dated August 2, 2000, as amended by Amendment No. 1 and Amendment No. 2 to the Schedule TO (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

      ITEMS 11 AND 12.

      Items 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

      Item 11.   Additional Information.

      Section 16 is amended and supplemented by adding the following paragraphs under "New Hampshire Law" and "Antitrust - Ireland", respectively:

      "On August 24, 2000, Parent and the Company were informed that they were in compliance with the regulatory requirements in the State of New Hampshire under Section 421-A:4 of the New Hampshire Takeover Disclosure Law." and,

      "On August 25, 2000, Parent and the Company were informed that they were in compliance with the regulatory requirements in Ireland under the Irish Mergers Act."

      Item 12.  Exhibits.

      The following is added as an Exhibit to the Schedule TO:

      (d)(6)      Press release dated August 28, 2000.

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                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       August 28, 2000

                                      PPLC ACQUISITION CORP.


                                      By: /S/ JOHN R. MESHER
                                        ----------------------------------
                                           Name:    JOHN R. MESHER
                                           Title:   VICE PRESIDENT



                                      NORTON COMPANY


                                      By: /S/ JOHN R. MESHER
                                        ----------------------------------
                                           Name:    JOHN R. MESHER
                                           Title:   VICE PRESIDENT



                                      COMPAGNIE DE SAINT-GOBAIN


                                      By: /S/ GIANPAOLO CACCINI
                                       -----------------------------------
                                           Name:    GIANPAOLO CACCINI
                                           Title:   SENIOR VICE PRESIDENT


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                                  EXHIBIT INDEX



Exhibit No.
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     (a)(1) Offer to Purchase dated August 2, 2000.*

     (a)(2) Letter of Transmittal.*

     (a)(3) Notice of Guaranteed Delivery.*

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

     (a)(7) Summary Advertisement dated August 2, 2000.*

     (d)(1) Agreement and Plan of Merger, dated as of July 25, 2000, among the Company, Parent and Purchaser.*

     (d)(2) Voting Agreement, dated as of July 25, 2000, among Purchaser and the stockholders named therein.*

     (d)(3) Confidentiality Agreement, dated as of March 14, 2000, between the Company and Saint-Gobain Performance Plastics Corporation.*

     (d)(4) Press Release dated August 17, 2000. *

     (d)(5) Press Release dated August 24, 2000. *

     (d)(6) Press Release dated August 28, 2000.

* Previously filed.


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